TOTAL NUMBER OF SEQUENTIAL PAGES 6
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                    EXHIBIT INDEX ON SEQUENTIAL PAGE NUMBER 4
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                                                               File No:333-10702




                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

           Report of Foreign Private Issuer Pursuant to Rule 13a-16 or
                 15d-16 of the Securities Exchange Act of 1934

                           For the month of February,
                                     2003.

                             COCA-COLA EMBONOR S.A.
                              ---------------------
                 (translation of registrant's name into English)

                         Avenida Apoquindo 3721, Piso 10
                           Las Condes, Santiago, Chile
                           ---------------------------
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or 40-F:

                           Form 20-F x - Form 40-F
                                    ---            ---

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b)
                   under the Securities Exchange Act of 1934:

                                   Yes    No x
                                      --     --


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



ITEM 1. Filing of information on Debt Account with the Superintendencia de Valores y Seguros.

          Complying with the rules of Bulletin number 995 of the Superintendencia de Valores y Seguros of Chile (the
          "Superintendencia"), the Registrant filed information with the Superintendencia on the Debt Account up to February 28, 2003, corresponding to the issuance on March 25, 1999, in New York of bonds of Coca Cola Embonor S.A. Registrant has caused an English translation of such filing to be prepared, a copy of which is annexed hereto as
          Exhibit 99.1




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



ITEM 2.   Exhibits

    Exhibit Number                  Description                      Page Number

    99.1            Translation of Information on Debt Account            6




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




SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                             COCA-COLA EMBONOR S.A.
                                  (Registrant)


Date: March 5, 2003.                             By:  /s/ Roger Ford


                                                      Roger Ford
                                                      Chief Financial Officer


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


Exhibit 99.1
ISSUER             :   COCA COLA EMBONOR S.A. THROUGH ITS CAYMAN ISLAND AGENCY
INFORMATION AS OF  :   FEBRUARY 28, 2003

-------------------------------------------------------------------------------
NUMBER AND   SERIES      DATE OF       PLACEMENT      INITIAL     FACE AMOUNT
DATE OF                  NOMINAL         EXPIRY     FACE AMOUNT    PLACED AND
REGISTRATION              ISSUE           DATE         PLACED     OUTSTANDING
IN THE                                                  US$           US$
SECURITIES
REGISTRY
-------------------------------------------------------------------------------
ISSUED IN    UNIQUE  March 25, 1999  March 15, 2006  143,400,000   143,400,000
NEW YORK             March 25, 1999  March 15, 2006   16,600,000    14,600,000
                         TOTALS                      160,000,000   158,000,000
-------------------------------------------------------------------------------

------------------------------------------------------------------------
 ADJUST-  ADJUSTED     INTEREST        PAR    INTEREST   AMORTIZATIONS
   MENT  FACE AMOUNT  ACCRUED AND     VALUE    PAID IN        PAID
  INDEX  OUTSTANDING    UNPAID               THE MONTH   IN THE MONTH
            KCH$         KCH$          KCH$     KCH$         KCH$


------------------------------------------------------------------------
    US$  107,590,152   4,899,088   112,489,240    -            -
    US$   10,954,088     500,849    11,454,937    -            -
         118,544,240   5,399,937   123,944,177    -            -
------------------------------------------------------------------------


THE UNDERSIGNED DECLARES THAT THE INFORMATION IN THIS FORM IS TRUE AND CORRECT AND HE ASSUMES THE CORRESPONDING LEGAL LIABILITY FOR THE SAME.




  ANDRES VICUNA GARCIA-HUIDOBRO
                                               ---------------------------------
              GENERAL MANAGER                              SIGNATURE



                                                Monthly Change
                                    ----------------------------------------
                                    Exchange Rate                    750.28
                                    ----------------------------------------

                                    ----------------------------------------
                                    Interest Rate                    9.875%
                                    ----------------------------------------


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